October 7, 2019

Jinlong Yang
Chief Executive Officer
MingZhu Logistics Holdings Limited
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

       Re: MingZhu Logistics Holdings Limited
           Registration Statement on Form F-1
           Filed September 27, 2019
           File No. 333-233992

Dear Mr. Yang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed September 27, 2019

Consolidated Financial Statements, page F-1

1. We note you have included annual audited financial statements for the years ended
       December 31, 2018 and 2017, but have not included any unaudited interim financial statements in this filing. Interim financial statements are required in a registration statement if the effective date of the registration statement is more than nine months after the end of the last audited financial year. In this circumstance the registration statement should contain consolidated interim financial statements, which may be unaudited (in which case that fact should be stated), covering at least the first six months of the financial year. Please update your filing accordingly. Refer to Item 8.A.5 of Form 20-F.
       We remind you that the company and its management are responsible for the accuracy
 Jinlong Yang
MingZhu Logistics Holdings Limited
October 7, 2019
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Amy Geddes, Staff Accountant, at (202) 551-3304 or Lyn Shenk,
Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura Nicholson, Special Counsel, at (202) 551-3549 with any other questions.



                                                           Sincerely,
FirstName LastNameJinlong Yang
                                                           Division of
Corporation Finance
Comapany NameMingZhu Logistics Holdings Limited
                                                           Office of Energy &
Transportation
October 7, 2019 Page 2
cc:       Sabrina He
FirstName LastName